Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

August 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ken Ellington

Re:	The Registrants (the “Registrants”) and Fund (the “Funds”) Listed in Annex A

Dear Mr. Ellington:

On behalf of the Registrants,1 we are filing this letter to respond to the comments you delivered by telephone on July 31, 2019 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of the Funds’ annual reports to shareholders filed on Form N-CSR, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the comments of the Staff have been included herein.

1. Comment: Western Asset SMASh Series M Fund has reported high portfolio turnover in its financial highlights. Please explain if active and frequent trading is part of the Fund’s principal investment strategy and, if so, why an applicable risk related to portfolio turnover has not been added as a principal risk to the summary prospectus.

Response: The Registrant does not consider frequent trading to be a principal investment strategy of the Fund. However, the Registrant acknowledges that implementation of the Fund’s investment strategy may result in relatively high portfolio turnover from time to time. Accordingly, the Registrant intends to add disclosure on portfolio turnover risk to the Fund’s summary prospectus and statutory prospectus.

2. Comment: With regard to each of QS Strategic Real Return Fund and EnTrustPermal Alternative Core Fund (now known as EnTrust Global – Alternative Core Fund), in Note 1 to the financial statements (“Organization and significant accounting policies”), please disclose the percentage of the Fund that is invested in a subsidiary.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the Registrant listed beside the name of such Fund in Annex A.

Response: The Registrant notes that Note 1 to the financial statements of each of QS Strategic Real Return Fund and EnTrustPermal Alternative Core Fund discloses the maximum amount that the Fund may invest in its wholly-owned subsidiary. The Registrant respectfully submits that its current disclosure is in compliance with disclosure requirements and also observes that each Fund’s prospectus provides information on the Fund’s target exposure with respect to commodities (or, in the case of EnTrustPermal Alternative Core Fund, alternative investments). As the precise amount to which each Fund invests in commodities changes from time to time, the Registrant does not believe that providing the requested information as of a particular date would be materially helpful to shareholders.

3. Comment: With regard to each of Western Asset Institutional Liquid Reserves and Western Asset Select Tax Free Reserves, please disclose any significant policies relating to redemption gates in the notes to the financial statements.

Response: The Registrant respectfully notes that each of Western Asset Institutional Liquid Reserves and Western Asset Select Tax Free Reserves currently discloses its significant policies relating to redemption gates in the section entitled “Notes to the financial statements” under note one “Organization and significant accounting policies.”

4. Comment: With regard to each “global” Fund, the following sentence relating to the Fund’s definition of “Global Fund” currently reads, “As a global Fund, the Fund can seek investment opportunities anywhere in the world, and under normal market conditions, the Fund will invest in or have exposure to at least three countries, which may include the United States.” Please update this disclosure to reflect recent conversations between the Staff and Fund counsel regarding BrandywineGLOBAL – Global Total Return ETF, so that it reads, in pertinent part, “The fund normally will hold a portfolio of [insert types of securities]…of issuers tied economically to a minimum of three countries and, will invest at least 40% of its assets (or if conditions are deemed to be unfavorable, at least 30% of its assets) in investments tied economically to countries outside of the United States.”

Response: The Registrants acknowledge that the prospectus for the above-referenced fund states the minimum percentage of that fund’s assets that will normally be invested in countries outside of the United States. Nonetheless, the Registrants respectfully note that they believe the current prospectus disclosure of the Funds with names containing the word “global” is consistent with Rule 35d-1. An Investment Company Institute memorandum to members dated June 4, 2012, which summarized conversations with senior members of the Staff, stated that the 40% policy was not compulsory for global funds. Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012). This is consistent with the Commission’s statements in the final release adopting Rule 35d-1 that “[t]he terms “international” and

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“global[”] … connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Accordingly, the disclosure for each “global” Fund states that “under normal circumstances, the Fund invests in at least three countries, which may include the United States.

5. Comment: Under the concentration policy of BrandywineGLOBAL –Alternative Credit Fund, as disclosed in the Fund’s SAI, the Fund states that it does not consider mortgage-related securities or asset-backed securities to represent interests in an industry or group of industries. The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 (“Act”) by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the Act to categorically exclude mortgage-related securities and asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment – other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) – is an investment in some industry or group of industries.

Accordingly, a Fund must determine which industry classification or classifications reasonably apply with respect to each mortgage-related security or asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A Fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the Principal Strategies section of the Fund’s prospectus.

Response: The Registrant acknowledges the Staff’s comment, but respectfully notes that it believes the Fund’s disclosure satisfies Section 8(b)(1) of the 1940 Act as well as Item 16(c)(1)(iv) of Form N-1A, both of which require a Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries. The Staff has stated that a registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” See Former Guide 19 to Form N-1A. The Staff has also stated that Section 8(b)(1) of the 1940 Act “permits a Fund to implement a concentration policy

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that allows for some degree of discretion.” See no-action letters ~~for~~ issued to BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the Fund’s current SAI disclosure on industry concentration describes “the circumstances under which the Fund intends to concentrate its investments.” Id.

6. Comment: With regard to ClearBridge Large Cap Value Fund, please include an explanatory footnote in the fee table that briefly explains the terms of the management fee arrangement. The Fund should: (a) disclose the Fund’s base fee; (b) disclose that the base fee may adjust upwards or downwards according to Fund performance relative to its benchmark index; and (c) identify the Fund’s benchmark index.

Response: The following disclosure will be added as an explanatory footnote in the fee table for ClearBridge Large Cap Value Fund: “The management fee consists of (i) a base fee calculated at a rate that decreases as assets increase and (ii) a possible positive or negative performance adjustment of up to 0.025% per quarter based upon the Fund’s performance relative to the S&P 500 Index. The management fee shown in the table represents the fee rate paid by the Fund for the fiscal year ended October 31, 2019, which was comprised of a base fee of [0.__%] and a performance adjustment of [0.__%] [(0.__%)].”

7. Comment: With regard to ClearBridge Large Cap Value Fund, please consider adding risk disclosure related to the fulcrum fee to explain that the adviser may earn incentive compensation even if the Fund is losing money.

Response: In response to the Staff’s comment, the Registrant intends to add the following disclosure to the “More on Fund management – Management fee.”

“Under this arrangement, it is possible that the Fund could pay the manager more than the base fee, even though the performance of the Fund is negative, if the Fund outperforms this benchmark.”

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

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Annex A

Registrant	1940 Act File No.	Fund	Series Identifier	Fiscal Year
LEGG MASON PARTNERS INCOME TRUST	811-04254	Western Asset Income Fund	S000008972	7/31/2018
		Western Asset Municipal High Income Fund	S000008976	7/31/2018
		Western Asset Short Duration High Income Fund	S000008975	7/31/2018
		Western Asset Short Term Yield Fund	S000032916	7/31/2018
		Western Asset Short Duration Municipal Income Fund	S000016249	2/28/2019
		Western Asset Intermediate Maturity California Municipals Fund	S000016650	11/30/2018
		Western Asset Intermediate Maturity New York Municipals Fund	S000016625	11/30/2018
		Western Asset Massachusetts Municipals Fund	S000016629	11/30/2018
		Western Asset Corporate Bond Fund	S000016627	12/31/2018
		Western Asset Global High Yield Bond Fund	S000016648	12/31/2018
		Western Asset Mortgage Backed Securities Fund	S000016649	12/31/2018
		Western Asset Short-Term Bond Fund	S000016639	12/31/2018

LEGG MASON PARTNERS MONEY MARKET TRUST	811-04052	Western Asset Prime Obligations Money Market Fund	S000052041	8/31/2018
		Western Asset Government Reserves	S000016623	8/31/2018
		Western Asset New York Tax Free Money Market Fund	S000008928	8/31/2018
		Western Asset Tax Free Reserves	S000008929	8/31/2018
		Western Asset U.S. Treasury Reserves	S000008930	8/31/2018

LEGG MASON PARTNERS PREMIUM MONEY MARKET TRUST	811-05812	Western Asset Premium Liquid Reserves	S000008923	8/31/2018
		Western Asset Premium U.S. Treasury Reserves	S000008924	8/31/2018

LEGG MASON PARTNERS VARIABLE EQUITY TRUST	811-21128	ClearBridge Variable Aggressive Growth Portfolio	S000016933	12/31/2018
		ClearBridge Variable Appreciation Portfolio	S000017013	12/31/2018
		ClearBridge Variable Dividend Strategy Portfolio	S000008304	12/31/2018
		ClearBridge Variable Large Cap Growth Portfolio	S000016935	12/31/2018
		ClearBridge Variable Large Cap Value Portfolio	S000017019	12/31/2018
		ClearBridge Variable Mid Cap Portfolio	S000016937	12/31/2018
		ClearBridge Variable Small Cap Growth Portfolio	S000017007	12/31/2018

		QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	S000034620	12/31/2018
		QS Variable Conservative Growth	S000017009	12/31/2018
		QS Variable Growth	S000017011	12/31/2018
		QS Variable Moderate Growth	S000017010	12/31/2018

LEGG MASON PARTNERS VARIABLE INCOME TRUST	811-06310	Western Asset Core Plus VIT Portfolio	S000016930	12/31/2018
		Western Asset Variable Global High Yield Bond Portfolio	S000017004	12/31/2018

WESTERN ASSET EMERGING MARKETS DEBT FUND INC.	811-21343	Western Asset Emerging Markets Debt Fund Inc.	CEF0000891	12/31/2018

WESTERN ASSET FUNDS INC.	811-06110	Western Asset Macro Opportunities Fund	S000041845	10/31/2018
		Western Asset Core Bond Fund	S000000713	12/31/2018
		Western Asset Core Plus Bond Fund	S000000714	12/31/2018
		Western Asset Inflation Indexed Plus Bond Fund	S000000715	12/31/2018

Western Asset High Yield Defined Opportunity Fund Inc.	811-22444	Western Asset High Yield Defined Opportunity Fund Inc.	CEF0001407	8/31/2018

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.	811-07920	Western Asset High Income Opportunity Fund Inc.	CEF0000463	9/30/2018

WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.	811-21609	Western Asset Variable Rate Strategic Fund Inc.	CEF0001014	9/30/2018

WESTERN ASSET GLOBAL CORPORATE DEFINED OPPORTUNITY FUND INC.	811-22334	Western Asset Global Corporate Defined Opportunity Fund Inc.	CEF0001347	10/31/2018

WESTERN ASSET MUNICIPAL HIGH INCOME FUND INC.	811-05497	Western Asset Municipal High Income Fund Inc.	CEF0000134	10/31/2018

WESTERN ASSET INTERMEDIATE MUNI FUND INC.	811-06506	Western Asset Intermediate Muni Fund Inc.	CEF0000302	11/30/2018

Western Asset Investment Grade Defined Opportunity Trust Inc.	811-22294	Western Asset Investment Grade Defined Opportunity Trust Inc.	CEF0001329	11/30/2018

Western Asset Municipal Defined Opportunity Trust Inc.	811-22265	Western Asset Municipal Defined Opportunity Trust Inc.	CEF0001309	11/30/2018

WESTERN ASSET MUNICIPAL PARTNERS FUND INC.	811-07362	Western Asset Municipal Partners Fund Inc.	CEF0000388	11/30/2018

WESTERN ASSET INFLATION- LINKED INCOME FUND	811-21403	Western Asset Inflation-Linked Income Fund	CEF0000929	11/30/2018

WESTERN ASSET INFLATION- LINKED OPPORTUNITIES & INCOME FUND	811-21477	Western Asset Inflation-Linked Opportunities & Income Fund	CEF0000953	11/30/2018

Western Asset Investment Grade Income Fund Inc.	811-02351	Western Asset Investment Grade Income Fund Inc.	CEF0000022	12/31/2018

Western Asset Mortgage Defined Opportunity Fund Inc.	811-22369	Western Asset Mortgage Defined Opportunity Fund Inc.	CEF0001363	12/31/2018

WESTERN ASSET PREMIER BOND FUND	811-10603	Western Asset Premier Bond Fund	CEF0000741	12/31/2018

CLEARBRIDGE AMERICAN ENERGY MLP FUND INC.	811-22805	Clearbridge American Energy MLP Fund Inc.		Liquidated

ClearBridge MLP & Midstream Fund Inc.	811-22405	ClearBridge MLP & Midstream Fund Inc.		11/30/2018

ClearBridge Energy Midstream Opportunity Fund Inc.	811-22546	ClearBridge Energy Midstream Opportunity Fund Inc.		11/30/2018

ClearBridge MLP & Midstream Total Return Fund Inc.	811-22693	ClearBridge MLP & Midstream Total Return Fund Inc.		11/30/2018

Legg Mason ETF Investment Trust	811-23096	Legg Mason Developed ex-US Diversified Core ETF	S000051683	Liquidated
		Legg Mason Emerging Markets Diversified Core ETF	S000051684	Liquidated
		Legg Mason International Low Volatility High Dividend ETF	S000054583	10/31/2018
		Legg Mason Low Volatility High Dividend ETF	S000051686	10/31/2018
		Legg Mason US Diversified Core ETF	S000051685	Liquidated

Legg Mason Funds Trust	811-23107	Clearbridge Real Estate Opportuntities Fund	S000053074	Liquidated

Legg Mason Global Asset Management Trust	811-22338	BrandywineGLOBAL—Global Flexible Income Fund	S000053934	12/31/2018
		QS Global Market Neutral Fund	S000051512	9/30/2018
		RARE Global Infrastructure Value Fund	S000053331	9/30/2018
		BrandywineGLOBAL—Diversified US Large Cap Value Fund	S000029727	9/30/2018
		BrandywineGLOBAL—Dynamic US Large Cap Value Fund	S000047047	9/30/2018
		Martin Currie Emerging Markets Fund	S000049068	9/30/2018

		QS International Equity Fund	S000036893	9/30/2018
		QS Strategic Real Return Fund	S000027987	9/30/2018
		BrandywineGLOBAL—Alternative Credit Fund	S000043089	10/31/2018
		BrandywineGLOBAL—Global High Yield Fund	S000037642	9/30/2018
		BrandywineGLOBAL—Global Unconstrained Bond Fund	S000031479	10/31/2018
		ClearBridge International Growth Fund	S000036166	10/31/2018
		ClearBridge Small Cap Fund	S000036165	10/31/2018
		ClearBridge Value Trust	S000036164	10/31/2018
		BrandywineGLOBAL—Global Opportunities Bond Fund	S000036894	12/31/2018
		BrandywineGLOBAL—International Opportunities Bond Fund	S000027197	12/31/2018
		QS U.S. Small Capitalization Equity Fund	S000036895	12/31/2018

LEGG MASON PARTNERS EQUITY TRUST	811-06444	ClearBridge Global Health Care Innovations Fund	S000053237	Liquidated
		ClearBridge Aggressive Growth Fund	S000016235	8/31/2018
		ClearBridge All Cap Value Fund	S000016245	9/30/2018
		ClearBridge International Small Cap Fund	S000029827	9/30/2018
		ClearBridge Small Cap Value Fund	S000016238	9/30/2018
		QS Global Dividend Fund	S000039864	9/30/2018
		QS International Dividend Fund	S000039863	Liquidated
		QS S&P 500 Index Fund	S000004163	9/30/2018
		ClearBridge Appreciation Fund	S000016651	10/31/2018
		ClearBridge Energy MLP & Infrastructure Fund	S000041698	10/31/2018
		ClearBridge International Value Fund	S000016247	10/31/2018
		ClearBridge Large Cap Value Fund	S000016669	10/31/2018
		ClearBridge Mid Cap Fund	S000004162	10/31/2018
		ClearBridge Mid Cap Growth Fund	S000029718	10/31/2018
		ClearBridge Select Fund	S000039065	10/31/2018
		ClearBridge Small Cap Growth Fund	S000016663	10/31/2018
		ClearBridge Sustainability Leaders Fund	S000048737	10/31/2018
		ClearBridge Tactical Dividend Income Fund	S000016241	10/31/2018
		QS Global Equity Fund	S000016668	10/31/2018
		ClearBridge Large Cap Growth Fund	S000004161	11/30/2018
		QS U.S. Large Cap Equity Fund	S000022091	11/30/2018
		ClearBridge Dividend Strategy Fund	S000016665	12/31/2018
		EnTrust Global—Alternative Core Fund	S000025317	12/31/2018

LEGG MASON PARTNERS INSTITUTIONAL TRUST	811-06740	Western Asset Institutional Government Reserves	S000016858	8/31/2018
		Western Asset Institutional Liquid Reserves	S000008908	8/31/2018

Western Asset Institutional U.S. Treasury Obligations Money Market Fund	S000041891	8/31/2018
Western Asset Institutional U.S. Treasury Reserves	S000008910	8/31/2018
Western Asset Select Tax Free Reserves	S000008909	8/31/2018
Western Asset SMASh Series C Fund	S000014682	2/28/2019
Western Asset SMASh Series EC Fund	S000014683	2/28/2019
Western Asset SMASh Series M Fund	S000014681	2/28/2019